Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter Results

Pembina's integrated and diverse business model continues to deliver strong results

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Aug. 1, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2019.

Financial and Operational Overview

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted) (unaudited)	2019	2018	2019	2018
Revenue	1,808	1,743	3,776	3,580
Net revenue(1)	758	669	1,532	1,388
Gross profit	629	511	1,217	1,079
Earnings	664	246	977	576
Earnings per common share – basic (dollars)	1.23	0.43	1.79	1.02
Earnings per common share – diluted (dollars)	1.23	0.42	1.78	1.02
Cash flow from operating activities	661	603	1,269	1,101
Cash flow from operating activities per common share – basic (dollars)(1)	1.29	1.20	2.49	2.19
Adjusted cash flow from operating activities(1)	550	558	1,128	1,088
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.08	1.11	2.21	2.16
Common share dividends declared	302	282	592	554
Dividends per common share (dollars)	0.59	0.56	1.16	1.10
Capital expenditures	434	255	795	579
Total volume (mboe/d)(2)	3,384	3,385	3,394	3,333
Adjusted EBITDA(1)	765	700	1,538	1,388

(1)	Refer to "Non-GAAP Measures"
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio

Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2019			2018			2019			2018
($ millions, except where noted) (unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines Division	2,518	360	472	2,536	322	435	2,513	700	929	2,479	616	837
Facilities Division	866	167	236	849	127	212	881	325	468	854	270	429
Marketing & New Ventures Division(3)	—	100	97	—	57	97	—	193	218	—	190	202
Corporate	—	2	(40)	—	5	(44)	—	(1)	(77)	—	3	(80)
Total	3,384	629	765	3,385	511	700	3,394	1,217	1,538	3,385	1,079	1,388

(1)	Pipelines and Facilities Divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio
(2)	Refer to "Non-GAAP Measures"
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's
Management's Discussion and Analysis for the period ended June 30, 2019 ("MD&A") for further information

Financial & Operational Highlights

  Second quarter earnings of $664 million, a 170 percent increase over the same period of the prior year, were positively impacted by a deferred tax recovery related to the enactment of Bill 3 Job Creation Tax Cut Act, which will reduce the Alberta corporate tax rate from 12 percent to eight percent over a four-year period. This significant deferred tax recovery was partially offset by an increase in current tax expense. Second quarter earnings were also positively impacted by new assets placed into service, the recognition of variable revenue related to capital recoveries in the current period as well as deferred variable revenue from the prior periods in the oil sands pipeline business, higher terminalling revenues and gains from commodity-related derivative contracts;
  Cash flow from operating activities of $661 million for the second quarter, a 10 percent increase over the same period in 2018, was primarily due to increased operating results, changes in non-cash working capital, and the impact from the adoption of IFRS 16, offset by a decrease in distributions from equity accounted investees. On a per share (basic) basis, cash flow from operating activities for the second quarter increased by eight percent compared to the same period in the prior year;
  Adjusted cash flow from operating activities decreased by one percent to $550 million in the second quarter of 2019 compared to the same period in 2018 and was attributable to the factors discussed above impacting cash flow from operating activities, net of changes in non-cash working capital and an increase in current tax expense. On a per share (basic) basis, adjusted cash flow from operating activities for the second quarter decreased three percent compared to the same period of the prior year;
  Total volumes of 3,384 mboe/d for the second quarter of 2019 were consistent with the same period in the prior year; and
  Second quarter adjusted EBITDA of $765 million, representing a nine percent increase over the same period in 2018, was driven primarily by the contribution from new assets placed into service, combined with the recognition of variable revenue related to capital recoveries in the current period as well as deferred variable revenue from the prior periods in the oil sands pipeline business, increased terminalling and storage revenues and the impact from the adoption of IFRS 16.

Divisional Highlights

  Pipelines Division reported second quarter adjusted EBITDA of $472 million, representing a nine percent increase, and volumes of 2,518 mboe/d, representing a one percent decrease, compared to the same period of 2018. The higher adjusted EBITDA was driven by increases in revenue from both the conventional pipeline assets, with Phase IV and V assets placed into service in December 2018 and oil sands pipeline assets as the result of recognition of variable revenue related to current and prior period capital recoveries.  Volumes were impacted by lower take-or-pay commitments on the Nipisi and Mitsue systems combined with a third-party refinery outage that impacted the Western system, partially offset by the contribution from Phase IV and V assets placed into service in late 2018;
  Facilities Division reported second quarter adjusted EBITDA of $236 million, representing an 11 percent increase, and volumes of 866 mboe/d, representing an increase of two percent, compared to the same period of 2018. These increases were caused primarily by Redwater Co-generation plant and Burstall Ethane Storage facility going into service in March and January 2019, respectively, combined with increased terminalling revenues at Redwater; and
  Marketing & New Ventures Division reported second quarter adjusted EBITDA of $97 million, consistent with the same period in 2018, and NGL sales volumes of 175 mboe/d, representing a 13 percent increase over the prior period.  Higher NGL sales volumes were the result of increased supply volumes at the Redwater Complex.  Adjusted EBITDA was impacted by higher NGL sales volumes which were offset by lower pricing for propane and butane.  In addition, the positive impact from the adoption of IFRS 16, a realized gain on commodity-related derivatives and lower general and administrative expenses in New Ventures was offset by lower propane margins at Aux Sable and higher cost of goods sold as a result of higher cost of crude oil.

Executive Overview

Next month, Pembina will mark another major milestone by celebrating 65 years as a company.  When Pembina was founded in 1954 we had 31 people and a single pipeline while today we have approximately 2,300 employees and $28 billion of total assets.  It has been a journey of significant growth across a wide range of commodity and economic environments. We have grown to become a leading North American transportation and midstream service provider with a strong and resilient base business and significant growth opportunities ahead.

Through the mid-point of 2019 we have performed well, delivering strong year-to-date results.  Compared to the prior year, the second quarter benefited from higher utilization of existing assets and contributions from new assets including those placed into service in late 2018 and early 2019 such as the Phase IV and V Peace Pipeline Expansions, the Redwater Co-generation Plant and the Burstall Ethane Storage Facility.  In the marketing business, lower year-over-year prices for butane and propane were offset by higher NGL volumes, the positive impact of lower natural gas prices on frac spreads and the fact that Pembina has hedged approximately 25 percent of its frac spread business, excluding Aux Sable.  As well, the crude oil marketing business continues to deliver steady results.  Overall, the integrated and diversified nature of Pembina's business continues to be a strength.

Based on our year-to-date results and our outlook for the balance of the year, we remain on track to meet our adjusted EBITDA guidance range of $2,850 to $3,050 million.

Pembina continues to experience strong customer demand for incremental services and recently executed agreements for term extension and increased volume obligations at Pembina's Saturn deep-cut processing facility.  These agreements include gas processing, NGL transportation and fractionation and marketing services.  We see this development as further evidence that customers value our complete service offering and ability to respond quickly and cost-effectively to meet their needs.  Our teams continue to see a steady flow of new business development opportunities and we are confident that Pembina is best positioned to meet customer demand for integrated services and higher realized prices for their products.

Projects and New Developments

The Pipelines and Facilities Divisions are constructing $3.0 billion of capital projects, which in aggregate are trending on budget.

Pipelines Division

  Pembina continues to progress its Phase VI Peace Pipeline Expansion, which includes upgrades at Gordondale, Alberta; a new 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Detailed engineering for one section is complete with construction underway.  The project is anticipated to be placed into service in stages starting in late 2019 through mid-2020. The project is trending over the $280 million capital budget and remains on schedule;
  Pembina continues to advance the Phase VII Peace Pipeline Expansion, which includes a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta.  Front End Engineering Design ("FEED") is progressing as planned with construction expected to begin in the fourth quarter of 2019.  This project has a capital budget of $950 million and is currently trending under budget.  Phase VII is anticipated to be in service in the first half of 2021, subject to environmental and regulatory approvals;
  The Phase VIII Peace Pipeline Expansion will include new 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. Pre-FEED and FEED work is expected to be completed in the fourth quarter of 2019.  This project has a capital budget of $500 million and is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals;
  The Company is progressing the Wapiti Condensate Lateral, a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline.  All early works construction has been completed. This lateral is expected to be in service in the fourth quarter of 2019; and
  Development continues on the NEBC Montney Infrastructure in proximity to the Company's Birch Terminal.  Construction on the new facilities and associated lateral is in advanced stages and is anticipated to be in service in the third quarter of 2019.

Facilities Division

  As previously announced during the quarter, Pembina executed further agreements with Chevron Canada Limited to construct sour gas treating facilities at the Duvernay Complex (the "Duvernay Sour Treatment Facilities"). These facilities will include a 150 MMcf/d sour gas sweetening system with the potential for 300 MMcf/d of amine regeneration capability and one tonne of sulphur per day of acid gas incineration. These facilities have a capital budget of $65 million and an anticipated in-service date in the first quarter of 2020. Engineering for the project is progressing and onsite construction is expected to commence later this year. The Duvernay Sour Treatment Facilities will have a 20-year contractual life and will be back-stopped by fixed-return arrangements. Further, with the addition of sour treating infrastructure, Pembina is positioned to handle future third-party sour gas volumes at the Duvernay Complex;
  Pembina continues to progress construction of Duvernay II, which includes 300 MMcf/d of raw gas separation and water removal infrastructure; a 100 MMcf/d sweet gas, shallow cut processing facility; 30,000 bpd of condensate stabilization; and other associated infrastructure. As previously announced, in conjunction with the Duvernay Sour Treatment Facilities, the capital budget of Duvernay II is $320 million, including the modifications required to meet sour specifications. Regulatory and environmental approvals have been received. Onsite mechanical construction has commenced and the majority of long-lead equipment has been installed onsite. The project is trending on budget and on schedule with an expected in-service date in the fourth quarter of 2019;
  Pembina is progressing the previously announced Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing facility; 20,000 bpd of condensate stabilization; and other associated infrastructure. As previously announced, in conjunction with the Duvernay Sour Treatment Facilities, the capital budget of Duvernay III is $175 million, including the modifications required to meet sour specifications. Detailed design is progressing and long-lead equipment has predominantly been ordered. The project continues to track on budget and on schedule with an expected in-service date in mid-to late 2020, subject to regulatory and environmental approvals;
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress NGL Extraction Facility for a total capital budget of $120 million. Engineering for the project is complete and mechanical construction is underway. These facilities are expected to add approximately 30,000 bpd of propane-plus fractionation capacity to the facility and have an anticipated in-service date in late 2020;
  Construction continues at Pembina's Prince Rupert LPG export terminal located on Watson Island, British Columbia. The 25,000 bpd project will primarily source LPG from the Company's Redwater Complex. All sphere materials are now on site and sphere, rail yard track and plant foundation construction has started. The project has an anticipated in-service date in the second half of 2020, subject to regulatory and environmental approvals. The project has a capital budget of $250 million and is currently trending over budget;
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. All long-lead equipment has been ordered. Collectively, the Hythe Developments have a capital budget of $380 million ($185 million net to Pembina) and an anticipated in-service date of late 2020, subject to regulatory and environmental approvals; and
  As previously announced, on April 4, 2019, Pembina elected to cause all of the Veresen Midstream Class B Units held by its joint venture partner to be converted to Class A Units. This election will eliminate further dilution of Pembina's ownership in Veresen Midstream. Pembina's interest in Veresen Midstream subsequent to the conversion of Class B Units is approximately 45 percent.

Marketing & New Ventures Division

  Pembina continues to progress the propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility"), which will be located adjacent to Pembina's Redwater Fractionation Complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including automobiles, medical devices, food packaging and home electronic appliances, among others. The project is now in the execution phase including obtaining engineering, procurement and construction bids. Long-lead equipment order placement is largely complete. An early works construction contract has been awarded and site-clearing is complete. Pembina's net investment in this project is expected to be $2.5 billion with an expected in-service date in mid-2023, subject to environmental and regulatory approvals;
  Regulatory processes for Jordan Cove are progressing. On March 29, 2019 the FERC issued a Draft Environmental Impact Statement, which provides a constructive framework for the approval of Jordan Cove essentially as proposed, with reasonable conditions that work with the project development process and with only minor suggested changes. A final FERC decision is expected by January 2020. The Oregon State permit approval with respect to the Coastal Zone Management Act is progressing. In May, the Oregon Department of Environmental Quality ("DEQ") denied the Company's 401 permit without prejudice based on procedural reasons. The DEQ has encouraged the Company to re-apply and Pembina continues to work on a path forward. Each of the permits are a critical component of the regulatory process and enable the commercial viability and critical investment to move forward.
  The Company has signed voluntary easement agreements that constitute 82 percent of the privately owned portion of the proposed pipeline route, which will allow the pipeline to cross beneath these properties; and
  Subsequent to the quarter, effective July 15, 2019, Pembina assumed responsibility for operating the assets of Aux Sable.

Financial Impact of Adoption of IFRS 16

  The nature of expenses related to identified lessee arrangements changed as IFRS 16 replaced straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. For the second quarter the change resulted in an increase in earnings of $4 million and a $18 million increase to adjusted EBITDA. For the six months ended June 30, 2019 there was an increase in earnings of $5 million and a $33 million increases to adjusted EBITDA. In addition, cash flow from operating activities and adjusted cash flow from operating activities each increased $12 million and $27 million for the three and six months ended June 30, 2019 and cash flow from financing activities decreased by the same amount, as lease obligation repayments are now reported as financing activities on the Condensed Consolidated Interim Statement of Cash Flows. There was no net impact on cash flows. Refer to Pembina's Management's Discussion and Analysis for the period ended June 30, 2019 ("MD&A") for further information.

Financing

  As previously announced, Pembina closed an $800 million issuance of senior unsecured medium-term notes (the "Offering") on April 3, 2019. The Offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent per annum, paid semi-annually, and maturing on April 3, 2049. The net proceeds were used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund its capital program and for general corporate purposes.

Dividends

  Declared and paid dividends of $0.19 per common share in April 2019 and $0.20 per common share in May and June 2019 for the applicable record dates;
  As previously announced, on May 2, 2019, Pembina's Board of Directors approved a five percent increase in its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend to be paid on June 14, 2019;
  Declared and paid quarterly dividends per preferred share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of May 1, 2019. Declared and paid quarterly dividends per preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.3125 to shareholders of record on June 17, 2019; and
  On May 2, 2019, Pembina announced that it did not intend to exercise its right to redeem the 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 ("Series 5 Shares") shares outstanding on June 3, 2019. The annual dividend rate for the Series 5 Shares for the five-year period from and including June 1, 2019 to, but excluding, June 1, 2024 will be 4.573 percent.

Second Quarter 2019 Conference Call & Webcast

Pembina will host a conference call on Thursday, August 1, 2019 at 4:00 p.m. MT (6:00 p.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter 2019 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 8, 2019 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 1089647.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

https://event.on24.com/wcc/r/1880626/9990356A578BD8CD2CE456D745C409E1 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; anticipated adjusted EBITDA projections for 2019 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2019 adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and are expected to be brought into service in 2019. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted EBITDA per common share, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in Adjusted EBITDA.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 01-AUG-19